EMAIL: SFELDMAN@OLSHANLAW.COM
DIRECT DIAL: 212.451.2234

February 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Legacy Housing Corporation
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Legacy Housing Corporation, a Delaware corporation (the “Company”), we hereby submit through EDGAR for confidential non-public review under Section 6(e) of the Securities Act of 1933, one complete copy of Confidential Draft Submission No. 1 to the captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed in the Registration Statement as filed therewith.

The Company wishes to bring to the Securities and Exchange Commission’s attention that the Registration Statement, as submitted, omits annual and interim financial information relating to the year ended December 31, 2017, in reliance on Section 71003 of the FAST Act (General Instruction II.C. to Form S-1).  The Company has informed us that this information will be filed with the Commission by an amendment to the Registration Statement as soon as the information becomes available for inclusion in the Registration Statement.  The Company has asked that we note the reason it is filing the Registration Statement with this deficiency is due to its desire to be able to complete the initial public offering during the spring of 2018.  In availing itself of this accommodation, the Company undertakes that it will not distribute a preliminary prospectus for the offering until the Registration Statement has been amended to include the omitted financial information.

Pursuant to Title I, Section 101 of the JOBS Act, and as disclosed in the Registration Statement, the Company is an “emerging growth company” that has total annual gross revenues of less than $1,000,000,000 during its most recently completed fiscal year and is therefore permitted to make this confidential submission of the Registration Statement for review.

Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (tel.: (212) 451-2234) or Curtis D. Hodgson, the Company’s Co-Chief Executive Officer (tel.: (817) 624-7565).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:                                Mr. Curtis D. Hodgson
Mr. Paul Greilich